Hoth Therapeutics, Inc.

1 Rockefeller Plaza, Suite 1039

New York, New York 10020

February 11, 2019

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Effie Simpson Doug Jones Julie Griffith Susan Block

Re:	Hoth Therapeutics, Inc. Registration Statement on Form S-1, as amended File No. 333-227772

Ladies and Gentlemen:

 Reference is made to the Hoth Therapeutics, Inc.’s (the “Company’s”) request for acceleration filed as correspondence via EDGAR on February 6, 2019. The Company is no longer requesting that the Registration Statement be declared effective at this time and the Company hereby formally withdraws it request for acceleration of the effective date.

Should you have any questions regarding the foregoing, please do not hesitate to contact our counsel, Richard Friedman, Esq. of Sheppard Mullin Richter & Hampton LLP, at (212) 634-3031.

Thank you,

HOTH THERAPEUTICS, INC.

By:	/s/ Robb Knie
Name:	Robb Knie
Title:	Chief Executive Officer